Exhibit 12.2
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS
(In Thousands, Except Ratios)

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$14,419	$(37,554)	$(3,606)	$(7,768)	$(6,771)
Plus: fixed charges	17,100	3,521	2,084	2,026	1,969
Preference securities dividends	(9,255)	(1,162)	(974)	(975)	(984)

Earnings available for fixed charges	$22,264	$(35,195)	$(2,496)	$(6,717)	$(5,786)

Fixed Charges:
Interest expense	$7,845	$2,359	$1,110	$1,051	$985
Preference securities dividends	9,255	1,162	974	975	984

Total fixed charges	$17,100	$3,521	$2,084	$2,026	$1,969

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	1.30	(a )	(b )	(c )	(d )

(a)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38,716 thousand.

(b)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4,580 thousand.

(c)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $8,743 thousand.

(d)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $7,755 thousand.